UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House, South Street
Staines-upon-Thames, Surrey TW18 4PR
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: Number of AngloGold Ashanti Ordinary Shares Outstanding

AngloGold Ashanti plc
(Incorporated in England and Wales) Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG
(“AngloGold Ashanti”, “AGA” or the “Company”)

NEWS RELEASE

Number of AngloGold Ashanti Ordinary Shares Outstanding

Following the completion of its acquisition of Centamin plc last month, AngloGold Ashanti wishes to indicate the number of its ordinary shares outstanding as of the latest practicable date. Such figure may be used by AngloGold Ashanti shareholders to determine whether they are required to notify their interest in, or a change to their interest in, the Company under its Articles of Association or to comply with any other applicable laws and regulations.

As at 12 December 2024, the total issued ordinary share capital of the Company comprised 503,514,878 ordinary shares of $1.00 dollar each. Each AngloGold Ashanti ordinary share carries one voting right. The Company does not hold any of its ordinary shares in treasury.

ENDS

London, Denver, Johannesburg

13 December 2024
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Andrea Maxey        +61 08 9435 4603 / +61 400 072 199    amaxey@anglogoldashanti.com
General inquiries                            media@anglogoldashanti.com

Investors

Andrea Maxey        +61 08 9435 4603 / +61 400 072 199    amaxey@anglogoldashanti.com
Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080        yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 13 December 2024

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary